SPROTT PHYSICAL GOLD TRUST 6-K

Exhibit 99.1

Interim Report to Unitholders

June 30, 2025

Table of Contents

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s interim financial statements. A copy of the interim financial statements has been included within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-888-622-1813, by visiting our website at www.sprott.com or SEDAR at www.sedarplus.ca or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Interim Management Report of Fund Performance	3

Interim Financial Statements	7

Sprott Physical Gold Trust

June 30, 2025

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Gold Trust (the “Trust”) is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “PHYS”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “PHYS” and “PHYS.U”.

Risks

The risks associated with an investment in the Trust remain as disclosed in the Trust’s most recent prospectus or any amendments thereto. During the period, there were no changes to the Trust that materially affected the overall risk level associated with an investment in the Trust.

Results of Operations

For the three months ended June 30, 2025, the total change in unrealized gains on physical gold bullion amounted to $598.4 million and net realized gains of $31.2 million, compared to the change in unrealized gains of $297.1 million and net realized gains of a nominal amount during the same period in 2024. For the six months ended June 30, 2025, the total change in unrealized gains on physical gold bullion amounted to $2,255.9 million and net realized gains of $31.8 million, compared to the change in unrealized gains of $767.7 million and net realized gains of $44.2 million during the same period in 2024.

During the six months ended June 30, 2025, the Trust issued 48,700,526 units through the at-the-market offering program (the “ATM Program”) for gross proceeds of $1,161.3 million, and redeemed 2,728,472 units for $69.9 million of gold bullion (including a partial cash outlay of $1.1 million) and 270 units for a nominal amount of cash. Comparatively, for the same period in 2024, the Trust issued 7,509,117 units for gross proceeds of $134.2 million, and redeemed 11,027,895 units for $180.5 million of gold bullion (including a partial cash outlay of $2.8 million) and no units redeemed for cash.

The value of the net assets1 of the Trust as at June 30, 2025 was $11,962.9 million or $25.78 per unit, compared to $8,608.2 million or $20.59 per unit as at December 31, 2024. The Trust held 3,612,661 ounces of physical gold bullion as at June 30, 2025 compared to 3,277,693 ounces of physical gold bullion at December 31, 2024. As at June 30, 2025, the spot price of gold bullion was $3,303.14 per ounce compared to the spot price of gold bullion of $2,624.50 per ounce as at December 31, 2024. The Trust returned 25.2% compared to the return on spot gold of 25.9% for the six months ended June 30, 2025. Comparatively, for the same period in 2024, the Trust returned 12.5% compared to the return on spot gold of 12.8%.

The units closed at $25.35 on the NYSE Arca and $25.30 on the TSX on June 30, 2025, compared to closing prices of $20.14 on the NYSE Arca and $20.02 on the TSX on December 31, 2024. These units are denominated in U.S. dollars on both exchanges. During the six months ended June 30, 2025, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 1.7%, compared to approximately 1.7% for the same period in 2024.

1Net assets are equal to total assets less total liabilities (or total equity) on the unaudited statements of financial position.

Sprott Physical Gold Trust

June 30, 2025

The Trust pays its own expenses, which include, but are not limited to, audit, legal, and trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the three months ended June 30, 2025 amounted to $0.7 million compared to $0.7 million for the same period in 2024. Operating expenses for the three months ended June 30, 2025 amounted to 0.02% of the average net assets2 during the period on an annualized basis, compared to 0.04% for the same period in 2024. Operating expenses3 for the six months ended June 30, 2025 amounted to $1.4 million compared to $1.3 million for the same period in 2024. Operating expenses for the six months ended June 30, 2025 amounted to 0.03% of the average net assets2 during the period on an annualized basis, compared to 0.04% for the same period in 2024.

Recent Developments

There were no changes to the Manager of the Trust, nor were there any material changes to the investment objective or processes.

Related Party Transactions

The transactions between the Trust and its related parties during the reporting period are outlined below:

Management Fees

The Trust pays the Manager, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable sales taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the three months ended June 30, 2025, the Trust incurred management fees of $10.3 million (not including applicable sales taxes) compared to $6.4 million for the same period in 2024. For the six months ended June 30, 2025, the Trust incurred management fees of $18.5 million (not including applicable sales taxes) compared to $12.0 million for the same period in 2024. As at June 30, 2025, the Trust has no management fee payable4 (not including applicable sales taxes) compared to $2.7 million (not including applicable sales taxes) as at December 31, 2024.

1The operating expenses non-GAAP measure is calculated for the three-month period to June 30, 2025 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $10.3 million, sales tax of $0.4 million, and net foreign exchange losses (gains) of $nil (amounts for the three-month period to June 30, 2024 were $6.4 million, $0.4 million and $nil, respectively).

2Average net assets is the average of the daily net asset value of the Trust for the applicable period.

3The operating expenses non-GAAP measure is calculated for the year-to-date period to June 30, 2025 as total expenses per the unaudited statements of comprehensive income (loss) less management fees of $18.5 million, sales tax of $0.9 million, and net foreign exchange losses (gains) of $nil (amounts for the year-to-date period to June 30, 2024 were $12.0 million, $0.7 million and $nil, respectively).

4Included in Accounts payable on the unaudited statements of financial position, if any.

Sprott Physical Gold Trust

June 30, 2025

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

The Trust’s Net Assets Per Unit1

	For the six months ended June 30, 2025 $	For the year ended December 31, 2024 $	For the year ended December 31, 2023 $	For the year ended December 31, 2022 $	For the year ended December 31, 2021 $
Net assets, beginning of period	20.59	16.28	14.46	14.59	15.22
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.05)	(0.08)	(0.06)	(0.06)	(0.06)
Realized gains (losses) for the period	0.07	0.14	0.09	—	0.02
Unrealized gains (losses) for the period	5.10	4.21	1.78	(0.15)	(0.55)
Total increase (decrease) from operations	5.12	4.27	1.81	(0.21)	(0.59)
Net assets, end of period	25.78	20.59	16.28	14.46	14.59

1This information is derived from the Fund’s unaudited semi-annual and audited annual financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant period end date. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	For the six months ended June 30, 2025 (unaudited)	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Total net asset value (000's)[1]	$11,962,886	$8,608,197	$6,531,725	$5,746,095	$5,008,023
Number of Units outstanding[1]	464,070,286	418,098,502	401,306,562	397,346,037	343,316,087
Management expense ratio[2]	0.39%	0.41%	0.41%	0.41%	0.42%
Trading expense ratio[3]	N/A	N/A	N/A	N/A	N/A
Portfolio turnover rate[4]	0.65%	2.82%	3.05%	0.04%	0.71%
Net asset value per Unit	$25.78	$20.59	$16.28	$14.46	$14.59
Closing market price – NYSE Arca	$25.35	$20.14	$15.93	$14.10	$14.36
Closing market price – TSX	$25.30	$20.02	$15.95	$13.97	$14.33

1This information is provided as at the date shown, as applicable.

2Management expense ratio (“MER”) is based on total expenses (including applicable sales taxes and excluding commissions) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and is expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is not applicable.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assumes reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the net asset value of the units of the Trust.

Sprott Physical Gold Trust

June 30, 2025

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0%
(5.00)%
(10.00)%
(15.00)%
Return (%)
(10.8)%
8.1%
12.5%
(2.0)%
17.6%
23.7%
(4.1)%
(0.9)%
12.6%
26.5%
25.2%[1]
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

1For the six months ended June 30, 2025.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at June 30, 2025 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Gold bullion	99.8	Physical gold bullion	99.8
Cash	0.2	Cash	0.2
Other assets, less liabilities	–	Other assets, less liabilities	–
		Total	100.0

Total Net Asset Value (000’s)	$11,962,886

The summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold Trust

Unaudited interim financial statements

June 30, 2025

Sprott Physical Gold Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit and per unit amounts)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$
Income
Net realized gains (losses) on redemptions and sales of gold bullion (note 6)	31,248	1	31,751	44,209
Change in unrealized gains (losses) on gold bullion (note 6)	598,418	297,137	2,255,887	767,707
Other income	800	203	988	480
	630,466	297,341	2,288,626	812,396

Expenses
Management fees (note 8)	10,340	6,409	18,527	11,999
Sales tax	444	395	937	742
Bullion storage fees	398	413	792	808
Unitholder reporting costs	79	91	157	179
Legal fees	77	12	154	24
Listing and regulatory filing fees	52	63	104	124
Administrative fees	50	47	100	94
Audit fees	30	30	60	59
Independent Review Committee fees	3	2	5	4
Custodial fees	1	1	2	2
Trustee fees	1	1	2	2
Net foreign exchange losses (gains)	(6)	—	(6)	2
	11,469	7,464	20,834	14,039

Net income (loss) and comprehensive income (loss)	618,997	289,877	2,267,792	798,357
Weighted average number of Units	461,781,131	396,422,535	443,153,803	397,231,970

Increase (decrease) in total equity from operations per Unit	1.34	0.73	5.12	2.01

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Unaudited statements of financial position

(in thousands of U.S. dollars, except per unit amounts)

	As at June 30, 2025	As at December 31, 2024
	$	$
Assets
Cash	30,063	8,924
Gold bullion (note 6)	11,933,126	8,602,306
Total assets	11,963,189	8,611,230

Liabilities
Accounts payable	303	3,033
Total liabilities	303	3,033

Equity
Unitholders’ capital	6,949,237	5,815,259
Unit premiums and reserves	145	145
Retained earnings (deficit)	5,133,128	2,907,911
Underwriting commissions and issue expenses	(119,624)	(115,118)
Total equity (note 7)	11,962,886	8,608,197

Total liabilities and equity	11,963,189	8,611,230

Total equity per Unit	25.78	20.59

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Gold Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the six months ended June 30, 2025 and 2024

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2024	401,306,562	5,378,109	1,267,738	(114,264)	142	6,531,725
Proceeds from issuance of Units (note 7)	7,509,117	134,160	—	—	—	134,160
Cost of redemption of Units (note 7)	(11,027,895)	(110,279)	(70,260)	—	—	(180,539)
Net income (loss) and comprehensive income (loss) for the period	—	—	798,357	—	—	798,357
Underwriting commissions and issue expenses	—	—	—	(231)	—	(231)
Balance as at June 30, 2024	397,787,784	5,401,990	1,995,835	(114,495)	142	7,283,472
Balance as at January 1, 2025	418,098,502	5,815,259	2,907,911	(115,118)	145	8,608,197
Proceeds from issuance of Units (note 7)	48,700,526	1,161,265	—	—	—	1,161,265
Cost of redemption of Units (note 7)	(2,728,742)	(27,287)	(42,575)	—	—	(69,862)
Net income (loss) and comprehensive income (loss) for the period	—	—	2,267,792	—	—	2,267,792
Underwriting commissions and issue expenses	—	—	—	(4,506)	—	(4,506)
Balance as at June 30, 2025	464,070,286	6,949,237	5,133,128	(119,624)	145	11,962,886

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$
Cash flows from operating activities
Net income (loss) for the period	2,267,792	798,357
Adjustment to reconcile net income (loss) for the period to net cash from operating activities
Net realized (gains) losses on redemptions and sales of gold bullion	(31,751)	(44,209)
Change in unrealized (gains) losses on gold bullion	(2,255,887)	(767,707)
Net changes in operating assets and liabilities
(Increase) decrease in other assets	—	(210)
Increase (decrease) in accounts payable	(2,730)	(126)
Net cash provided by (used in) operating activities	(22,576)	(13,895)

Cash flows from investing activities
Purchases of gold bullion	(1,111,943)	(122,762)
Net cash provided by (used in) investing activities	(1,111,943)	(122,762)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	1,161,265	134,160
Payments on redemption of Units (note 7)	(1,101)	(2,757)
Underwriting commissions and issue expenses	(4,506)	(231)
Net cash provided by (used in) financing activities	1,155,658	131,172

Net increase (decrease) in cash during the period	21,139	(5,485)
Cash at beginning of period	8,924	25,484
Cash at end of period	30,063	19,999

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust
Notes to financial statements – Trust specific information

June 30, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source by representatives from the Trust’s custodian, the Royal Canadian Mint.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the six months ended June 30, 2025 and year ended December 31, 2024 is presented as follows:

	June 30, 2025	December 31, 2024
	$	$
Balance at beginning of period	8,602,306	6,506,367
Purchases	1,111,943	549,085
Sales	—	—
Redemptions for physical bullion	(68,761)	(211,563)
Net realized gains (losses) on sales and redemptions for physical bullion	31,751	57,138
Net change in unrealized gains (losses)	2,255,887	1,701,279
Balance at end of period	11,933,126	8,602,306

The acquisition costs of physical bullion as at June 30, 2025 and December 31, 2024 were $6,386,098 and $5,311,165, respectively.

Market Risk

a) Other Price Risk

If the market value of gold bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $119.3 million (December 31, 2024: $86.0 million); conversely, if the value of gold bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at June 30, 2025, approximately $661 (December 31, 2024: $234) of the Trust’s other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. dollars would not have a material impact to the Trust.

Sprott Physical Gold Trust
Notes to financial statements – Trust specific information

June 30, 2025

(in thousands of U.S. dollars, unless otherwise indicated)

Concentration Risk

The Trust’s risk is concentrated in physical gold bullion held at one location, whose value constitutes 99.8% of total equity as at June 30, 2025 (99.9% of total equity held at one location as at December 31, 2024).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable sales taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. As at June 30, 2025, the Trust has no management fee payable (not including applicable sales taxes), as included in Accounts payable in the unaudited statements of financial position compared to $2.7 million (not including applicable sales taxes) as at December 31, 2024.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable during the six months ended June 30, 2025 and 2024. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses as per the prospectus of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2024, the Trust had capital losses available for tax purposes of $1 (December 31, 2023: $2).

Related Party Disclosures (note 8)

During the reporting period, the Trust paid the Manager management fees, as discussed above.

Sprott Physical Gold Trust
Generic Notes to financial statements

June 30, 2025

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The unaudited statements of financial position for the Trusts are as at June 30, 2025 and December 31, 2024. The unaudited statements of comprehensive income (loss) are for the three and six month periods ended June 30, 2025 and 2024, and the unaudited statements of changes in equity and unaudited statements of cash flows for the Trusts are for the six month periods ended June 30, 2025 and 2024. These unaudited interim financial statements were authorized for issue by the Manager on August 15, 2025.

2. Basis of Preparation

These unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Gold Trust
Generic Notes to financial statements

June 30, 2025

3. Summary of Material Accounting Policies

The following is a summary of material accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards (“IAS”) 40, Investment Property fair value model. Investment transactions in physical bullion are accounted for on the trade date basis. Realized and unrealized gains and losses of holdings are calculated on a weighted average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability. As a result, the Manager has determined that the Trusts are in substance not taxable and therefore do not record income taxes in the unaudited statements of comprehensive income (loss) nor do they recognize any deferred tax assets or liabilities in the unaudited statements of financial position.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. dollar. Each Trust’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For income tax purposes, the Trusts generally treats gains (or losses) from the disposition of bullion as capital gains (or losses), rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally disposes of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains (or losses), although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

Sprott Physical Gold Trust
Generic Notes to financial statements

June 30, 2025

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1 Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2 Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3 Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable, due to broker, and accounts payable, where applicable, approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as noted in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and managing risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their assets and liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such assets and liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Sprott Physical Gold Trust
Generic Notes to financial statements

June 30, 2025

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to broker, accounts payable and management fees payable, where applicable, have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their unaudited statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. In this regard, a unitholder may also receive cash when redeeming Units in exchange for physical bullion to satisfy the value of any partial redemption. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

Sprott Physical Gold Trust
Generic Notes to financial statements

June 30, 2025

The Trusts’ units are classified as equity on the unaudited statements of financial position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing source.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the unaudited statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trust’s objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Toll Free: (888) 622-1813

Email: bullion@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001

www.sprott.com